Earthstone Energy, Inc.

1400 Woodloch Forest Drive, Suite 300

The Woodlands, Texas 77380

Telephone: (281) 298-4246

January 24, 2017

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall Assistant Director Division of Corporate Finance

Re:	Earthstone Energy, Inc. Preliminary Proxy Statement on Schedule 14A Filed December 21, 2016 File No. 001-35049

Dear Assistant Director Schwall:

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 17, 2017 with respect to the filing referenced above. For your convenience, the text of the Staff’s comments are set forth below in bold followed by our responses.

General

Comment 1.	We note your disclosure that, in connection with the business combination contemplated by the contribution agreement, the currently outstanding common stock will be recapitalized, whereby the current holders of your common stock will receive newly issued Class A common stock on a one-for-one basis. Further, in connection with the business combination, Bold Energy will receive newly issued Class B common stock and such Class B common stock will be convertible into Class A common stock on a one-for-one basis. As a result, upon the closing of the transaction, stockholders of Earthstone and unitholders of Bold Energy are expected to own approximately 39% and 61%, respectively, of the combined company’s then outstanding Class A and Class B common stock on a fully diluted basis. Please tell us whether you intend to register this transaction, or, alternatively, provide us with an analysis explaining whether the issuance of new securities in the reorganization fundamentally alters the nature of the stockholders’ investment such that it constitutes a “sale” or “offer” of the newly issued securities in exchange for the current shares of your common stock under Section 2(a)(3) and Rule 145 of the Securities Act. If you believe that an exemption would otherwise apply, please explain. For guidance, please see Securities Act Rules Compliance and Disclosure Interpretations 539.01, which is available on our website.

Response: Reference is made to the Current Report on Form 8-K of Earthstone dated November 7, 2016, as filed with the Commission on or about November 8, 2016. Therein, under Item 3.02, Earthstone indicated that its proposed Class A Common Stock to be issued to the holders of Earthstone common stock in connection with the Contribution Agreement was expected to be issued in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), for the issuance and exchange of securities by an issuer with its existing security holders exclusively where, as is the case here, no commission or remuneration is paid, directly or indirectly, for soliciting such exchange.

In addition, Earthstone disclosed it anticipated that, if the Contribution Agreement becomes effective under the terms and conditions set forth therein, the Earthstone Class B Common Stock to be issued pursuant to the Contribution Agreement will be exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof, as a transaction not involving a public offering.

Earthstone believes that this proposed issuance to its holders of common stock will not constitute a “sale” or “offering” of newly issued securities in exchange for current shares of common stock of Earthstone because the common stockholders are going to retain in substance exactly what they had before the proposed transaction. They will continue to own the same number of shares (which are simply renamed “Class A”) of Earthstone, and the offer and sale of the Class B Common Stock will be pursuant to the Section 4(a)(2) exemption described above. The essence of this transaction is that the existing stockholders of Earthstone will continue to vote in the election of directors (no change) with no changes in their rights and will continue to own their pro rata percentages of Earthstone1. The Class B Common Stock owners will have no economic rights in Earthstone, will have voting rights on an as converted basis, and holders thereof will only be able to convert their Class B Common Stock into Class A Common Stock pursuant to the specific terms of the subsidiary LLC Agreement but, upon any such conversion, the prior holders of the Class A Common Stock will continue to have their ownership of the same company under the same terms and voting rights. Thus, post any conversion, which is not assured, the holders of the Class A Common Stock continue to have all of the rights that the common stock had pre-transaction. Clearly, the Earthstone board can issue additional shares that can vote in the election of directors or rights or warrants to purchase common stock without altering the terms and conditions of the existing common stock, which is being proposed in the proxy statement.

We note that the proposals in the proxy statement include considering and voting upon the Contribution Agreement under which Earthstone, in essence, conveys its operating subsidiaries to a subsidiary and continues the ownership of such assets on a pro rata basis in the subsidiary. Through ownership of its operating subsidiaries, Earthstone may now be considered a “holding company”, and it will continue as such after the proposed transaction is completed. As part of its ongoing business, Earthstone has dropped down its assets to subsidiaries and expects to do so in the future – all without altering the substance of any investment of its stockholders. In the instant transaction, the Earthstone common stockholders will own exactly what they did before and we note there will be no tax consequences to the holders of the existing common stock of Earthstone as a result of the transaction. The only change will be that the common stock name will be changed to “Class A Common Stock.”

[1]	The applicable part of the proposed Second Amended and Restated Certificate of Incorporation of Earthstone (Annex B to the proxy statement) provides, “Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held on all matters as to which holders of Common Stock shall be entitled to vote. Except as otherwise provided in this Second Amended and Restated Certificate of Incorporation, or by applicable law, the holders of shares of Common Stock shall vote together as a single class on all matters. Except for and subject to those preferences, rights, and privileges expressly granted to the holders of all classes of stock at the time outstanding having prior rights, and any series of preferred stock which may from time to time come into existence, and except as may be otherwise provided by the laws of the State of Delaware, the holders of Class A Common Stock shall have exclusively all other rights of stockholders of the Company, including, but not limited to, (i) the right to receive dividends when, as and if declared by the Board of Directors out of assets lawfully available therefore and (ii) in the event of any distribution of assets upon the dissolution and liquidation of the Company, the right to receive ratably and equally all of the assets of the Company remaining after the payment to the holders of preferred stock of the specific amounts, if any, which they are entitled to receive as may be provided herein or pursuant hereto. Holders of Class B Common Stock as such shall not be entitled to receive dividends or distributions of assets upon dissolution or liquidation of the Company.”

The proposal to amend the certificate of incorporation is to continue to allow the existing common stock to have identical rights and voting privileges; however, in the interests of ease of understanding the Earthstone capital structure and in conformance with market nomenclatures to date of other similar transactions, the Earthstone common stock will be renamed “Class A Common Stock” and the new class of common stock, the “Class B Common Stock” will be issued pursuant to the Section 4(a)(2) exemption from registration. We consider this proposal to be analogous to that of a reincorporation, but with even less of a substantive change for the holders of common stock because the rights of the common stock will be identical with no changes under state laws and interpretations thereof. We note that C&DI 539.03 discusses migratory transactions occurring exclusively within the United States from one state to another. Here, there is no reincorporation, rather the common stock is in substance only being renamed.

With respect to C&DI 539.01, we note that this is not a statutory reorganization and there are no appraisal rights. However, the Earthstone board has authority to enter into a transaction with another party and in this instance, the nature of the investment of the common stockholders does not change in any manner. They will continue to own common stock with proportionate voting rights and the issuance of additional common stock will be subject to the determinations of the Earthstone board. Further, as indicated above, there will be no tax consequences to holders of the Earthstone common stock upon completion of the transaction.

Thus, Earthstone believes that the proposed recapitalization of the common stock into “Class A Common Stock” does not involve a “sale” or “offer to sell” for purposes of Section 2(a)(3) of the Securities Act and Rule 145 promulgated thereunder. Therefore, Earthstone intends to rely upon the exemption set forth in Section 3(a)(9) as discussed above and intends to provide appropriate disclosure in the proxy statement regarding the registration exemptions of its issuance of Class A and Class B Common Stock.

Comment 2.	We note that the reserve data for Bold Energy provided in your filing was derived from an independent engineering report prepared by Ryder Scott Company. Additionally, we note that the Lynden Corp. reserve data was derived from Earthstone management’s estimates under SEC guidelines as of December 31, 2015. Please supplementally provide us copies of such reports that served as the basis for the reserve data. We may have further comment.

Response: The Bold Energy III LLC (“Bold”) independent engineering report prepared by Ryder Scott Company and the Lynden Corp. reserve data derived from Earthstone management’s estimates under SEC guidelines as of December 31, 2015 are being provided directly to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with such Rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto.

Comment 3.	Please provide us copies of the “board books” and any other materials provided to the boards in connection with the proposed transaction, including all presentations made by the financial advisor.

Response: The confidential board book prepared by Stephens Inc. in connection with its opinion and presented to the special committee of the board of directors of the Company has been provided directly to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act, and Rule 12b-4 under the Exchange Act. In accordance with such Rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Proxy Statement. By separate letter, request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 has been made by the Company.

Background of the Transaction, page 45

Comment 4.	We note the disclosure that on June 25, 2015 Earthstone met with Wells Fargo Securities to discuss potential acquisition targets and that Bold Energy was highlighted as a possible target. Please explain in more detail what alternative strategic transactions were considered, and why and how senior management came to believe that a transaction with Bold Energy would maximize Earthstone’s value for the benefit of its shareholders.

Response: Consistent with our growth strategy discussed in the beginning of the “Background to the Merger” section of the preliminary proxy statement, Earthstone seeks to expand its activities on an ongoing basis through acquisitions of oil and natural gas assets, or acquisitions of or mergers with other oil and gas companies. Accordingly, in addition to its internal acquisition and merger efforts, Earthstone’s management maintains a regular, ongoing dialogue with numerous investment and commercial bankers, institutional investors, private equity firms, potential joint venture parties, and other companies in the industry to access potential transactions. Mr. Lodzinski’s policy is to keep Earthstone’s board of directors generally apprised of the general substance of such meetings, but to a greater degree when he believes a potential transaction may be beneficial and actionable. Periodically, Mr. Lodzinski may provide Earthstone’s board with a list of potential acquisition targets, simply to advise of the underlying work efforts, but typically detailed information is not circulated until a potential target is identified and qualified as interested in discussing or pursuing a transaction with Earthstone.

Accordingly, Earthstone would propose to revise the referenced paragraph beginning with “On June 25, 2015…” and the subsequent paragraph with the following:

“On June 25, 2015, Earthstone met with Wells Fargo Securities LLC (“Wells”) to discuss potential acquisition or merger targets for Earthstone. Wells compiled its list at the request of Mr. Lodzinski with direction to consider entities or assets owned directly or indirectly by private equity firms. Bold was one of several potential entities indicated by Wells as a possible target. Wells performed a limited amount of investigation, provided a summary of the potential targets and discussed them with Earthstone. The entities and the vast majority of the underlying assets were all located in Texas. Of these entities, Mr. Lodzinski and his management team initially rejected several due to the location and nature of their properties and asked Wells to contact one group about the possibility of a merger combination transaction, but discussions did not proceed in any significant degree because the potential target indicated it wanted its operations to remain solely in one oil and natural gas basin.

Further investigation of the remainder of the potential targets did not proceed in any significant depth due to a common theme that such companies’ valuation of their assets was substantially above market ranges that Earthstone management believed were reasonable for the target’s properties and equally important, such companies indicated they would only be amenable to all cash offers, as opposed to stock or stock and cash offers, which Earthstone’s management preferred. Thus, Earthstone’s management determined promptly after a review of materials and through preliminary discussions with management of the targets that these potential acquisitions were not actionable and should not be considered further at that time.

With respect to Bold, Wells informed Earthstone that TPH was assisting Bold in a potential sale of its oil and gas assets with bids due in August 2015. Although Earthstone felt the Bold assets were economically attractive, after reviewing an executive summary provided by TPH, Earthstone chose not to pursue the opportunity due principally to the size of Bold’s acreage position, limited production and uncertainty with the ability of Earthstone to obtain adequate cash financing, particularly considering the anticipated volatility in commodity prices and Earthstone’s likely acquisition of Lynden Corp. with Earthstone common stock, which Earthstone ultimately announced in December 2015 and closed in May 2016.

Subsequently, Earthstone became aware that a sale of Bold did not occur, in Earthstone’s view due to falling commodity prices. Historically, Mr. Lodzinski and his management team have often pursued assets they thought attractive and potentially accretive to Earthstone’s activities and share price, that have not sold in a publicly marketed process. As a result, in early November 2015, Mr. Lodzinski initiated discussions with EnCap regarding potential acquisition targets (other than those identified by Wells and discussed above) and proposed the possible acquisition of or merger with Bold or other EnCap portfolio companies. On November 12, 2015, EnCap provided Earthstone with a presentation that had previously been used by TPH to market Bold to potential buyers during the summer of 2015. The presentation included a summary of the Bold management team, an overview of TPH’s marketing process and timeline, and details on Bold’s assets and activities within Reagan County, Texas, and other counties in the Midland Basin, including, in particular, geology, drilling and completion practices and costs, type curves for each primary development area and zone, midstream infrastructure, land, and a proposed development program with associated financial projections and economic results.”

Comment 5.	We note that on December 7, 2015 Earthstone and a representative of W.D. Von Gonten & Co. met to discuss technical subjects and operations pertaining to the Midland Basin and Bold’s properties. Please revise to include additional details regarding this discussion with W.D. Von Gonten & Co.

Response: Earthstone plans to replace the referenced paragraph with the following paragraph in the proxy statement:

“On December 7, 2015, representatives of W. D. Von Gonten & Co. (“WDVG”) hosted a brief technical meeting with Earthstone management and certain of Earthstone’s technical employees. WDGV provided a technical presentation of the geology and limited engineering of the various intervals within the Midland Basin that were being targeted for horizontal drilling and development which included multiple members of the Wolfcamp formation as well as the shallower Spraberry formation, with a significant portion of the discussion spent discussing Reagan County, where a majority of the Bold acreage is located. A discussion of geologic factors influencing the Wolfcamp such as faults and depths impacting oil and natural gas production were discussed. WDGV displayed internally-generated maps and provided its interpretation of the gross oil- in-place potential for these various targeted intervals; however, WDGV did not provide any materials to Earthstone. WDVG did not receive any compensation in respect of this meeting.”

Unaudited Pro Forma Condensed Combined Financial Information, page 106

Comment 6.	We note that your August 13, 2016 pre-filing correspondence indicates the entities to be merged are not under common control in advance of the transaction. However, we also note your disclosure under this heading, stating “Earthstone, Bold Holdings and Bold are each affiliates of funds controlled by EnCap.” Please clarify your position on the subject of common control over the entities to be merged and explain the basis for your position. Please identify any factors that you considered beyond equity ownership at each level, and the weight given to such factors.

Response: We believe that the intent of the statement “Earthstone, Bold Holdings, and Bold are each affiliates of funds controlled by EnCap” in the Preliminary Proxy Statement was to highlight that EnCap Investments L.P. (“EnCap”) has investments in each of the noted companies and these investments are held in various funds managed by EnCap. EnCap directly owns approximately 95.9% of Bold Holdings and Bold, and indirectly owns 23.6% of Earthstone but may be deemed to own beneficially 41.1% of Earthstone. We confirm our position per our August 13, 2016 pre-filing correspondence that we do not consider Earthstone, Bold Holdings and Bold under common control. In addition to the consideration that EnCap does not directly, indirectly or beneficially own more than 50% of Earthstone’s ownership interest, we also considered that there were no other agreements with other stockholders, legal or other contractual rights that would give EnCap control over Earthstone as well as the factors addressed in our August 13, 2016 pre-filing correspondence.

Additionally, Earthstone will replace the sentence “Earthstone, Bold Holdings and Bold are each affiliates of funds controlled by EnCap” with the following:

“Bold Holdings and Bold are each affiliates of investment entities controlled by EnCap. EnCap through its investment entities indirectly owns 23.6% of Earthstone but may be deemed to own beneficially 41.1% of Earthstone.”

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 281-298-4246. You may also contact Earthstone’s counsel, Reid A. Godbolt, Esq., at (303) 573-1600.

Very truly yours,

/s/ Frank A. Lodzinski
Frank A. Lodzinski
President and Chief Executive Officer